

VIA FACSIMILE AND U.S. MAIL

August 14, 2007

Mr. Ronald P. McFadden
Chief Financial Officer
Zones, Inc.
1102 15th Street SW, Suite 102
Auburn, Washington 98001-6509

> **Re: Zones, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2007 and June 30, 2007**

Dear Mr. McFadden:

We have reviewed your response dated July 26, 2007 to our comment letter dated July 12, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page 30

1. We reviewed your response to comment four in our letter dated July 12, 2007. Please demonstrate for us the immateriality of service revenues relative to gross profit, income from operations and net income. Otherwise, as previously requested, please revise management's discussion and analysis to discuss the impact on your results of operations of changes in the mix of sales between sales of tangible products and service revenues.

 Consolidated Statements of Cash Flows, page 32

2. We reviewed your response to comment five in our letter dated July 12, 2007. Please clarify for us whether the counterparty to your inventory financing

arrangement is a third-party financial institution, your supplier or a finance subsidiary of your supplier. In responding to our comment, please reconcile for us the statement in your response letter that your inventory financing arrangement is a seller financing arrangement and the statements on pages 22 and 38 which indicate that your inventory financing arrangement is through a major financial institution. If the inventory financing is provided by a financial institution and not your supplier, please revise your statements of cash flows to classify borrowings and repayments under the facility in cash flows from financing activities.

Notes to Consolidated Financial Statements, page 33

Note 2. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

3.   We reviewed your response to comment six in our letter dated July 12, 2007. Please tell us in more detail how you concluded that your catalog and internet sales of third-party products should be recorded on a gross basis, including those sales delivered to customers on a drop-ship basis by third-party suppliers. In responding to our comment please address the following:

   o Tell us how you concluded that you are the primary obligor in these arrangements. In this regard, the "Zones general terms and conditions of sale" posted on your web site seem to suggest that the manufacturer/supplier is the primary obligor. See, for example, the "warranties," "limitation of liability," and "return policy" sections of your terms and conditions of sale.
   o Explain to us whether the amount you earn is a fixed percentage of the total amount billed to the customer, or whether you earn a variable amount equal to the difference between the selling price to the customer and the amount paid to the supplier.
   o Provide us support for your assertion that you bear inventory risk for returned products, given the "return policy" section of the terms and conditions of sale posted on your web site.
   o Provide us support for your assertion that you select the supplier who provides the product to your customer, as it appears to us that many of the products you market have a unique supplier and that the supplier is identified on your web site and in product catalogs.

   With respect to your sales of third-party services, please clarify whether such sales are recorded on a gross or net basis. While you state in the second paragraph of your response that all third-party services are recognized on a gross basis, your proposed revised revenue recognition policy makes no reference to your policy for sales of third party services, other than software maintenance contracts, software agency fees, and extended warranties, which are recognized on a net basis.   Similar to the information requested above with respect to sales of third-party products, tell us in more detail how you concluded that sales of third-party services should be recorded on a gross basis, to the extent applicable. As previously requested, please tell us all pertinent terms of the service arrangements with your customers as well as the arrangements with the third-party service providers, including the terms that are considered indicators of net revenue reporting. We may have further comment.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief